Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

October 16, 2017
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Jeffrey Gabor
Erin Jaskot

Re:         Eleven Biotherapeutics, Inc.
Registration Statement on Form S-1
Filed October 4, 2017
File No. 333-220809
Ladies and Gentlemen:
On behalf of our client, Eleven Biotherapeutics, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 12, 2017 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Initial Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Initial Registration Statement and is filing a revised Registration Statement (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Initial Registration Statement filed on October 4, 2017.
Set forth below is the Company’s response to the Comments. The numbering of the paragraph below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.
Form S-1 Filed October 4, 2017
Incorporation by Reference, page 24

1.	Please incorporate by reference your definitive proxy statement filed April 4, 2017. Please refer to Item 12(a)(2) of Form S-1 for guidance.

Response to Comment 1:
In response to the Staff’s comment, the Company has revised the Amended Registration Statement to specifically incorporate by reference the definitive proxy statement filed April 4, 2017.
We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you are your earliest convenience. Please direct any questions concerning this filing to the undersigned at (267) 675-4671.
Sincerely,

/s/ Steven J. Abrams
Steven J. Abrams

Enclosures

cc:	Stephen A. Hurly, President and Chief Executive Officer, Eleven Biotherapeutics, Inc.

Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.